QUESTIONS AND ANSWERS

Q. I’m a small investor. Why should I bother to vote?

A. Your vote makes a difference. If numerous shareholders just like you fail to vote their proxies, your Fund may not receive enough votes to go forward with the Special Meeting of Shareholders.

Q. Who gets to vote?

A. Any person who owned shares of the Mercury Select Growth Fund on the “record date,” which is April 22, 2002, gets to vote, even if the investor later sold the shares. Shareholders are entitled to cast one vote for each share of the Mercury Select Growth Fund owned on the record date, with fractional shares voting proportionally.

Q. How can I vote?

A. You can vote by mail by using the enclosed ballot or you can vote in person at the Special Meeting of Shareholders. Whichever method you choose, please take the time to read the full text of the Proxy Statement/Prospectus before you vote. If you have been provided with the opportunity on your proxy card or voting instructions form to provide voting instructions via telephone or the Internet, please take advantage of these voting options.

Q. I plan to vote by mail. How should I sign my proxy card?

A. If you are an individual account owner, please sign exactly as your name appears on the proxy card. Either owner of a joint account may sign the proxy card, but the signer’s name must exactly match one that appears on the card. You should sign proxy cards for other types of accounts in a way that indicates your authority (for instance, “John Brown, Custodian”).